    May 23, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Empeiria Acquisition Corp.
Registration Statement on Form S-1
Filed March 4, 2011, as amended
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 20, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011, as amended. A marked version of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1/A, filed May 13, 2011

Use of Proceeds, page 43

1.
We note your revised disclosure in response to comment three of our letter dated May 11, 2011. Please revise to reflect the underwriting discount that is held in the trust account until a business transaction is consummated in a separate line item in the table and add appropriate footnote disclosure.

The Company has revised the Registration Statement on page 43 to separate the underwriting discount and deferred corporate finance fee into two separate line items and has added a footnote to describe the difference, as per the attached redline.

2.
We reissue comment four of our letter dated May 11, 2011. We continue to note the disclosure in footnote four that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternative to such use in that event are indicated.

The Company has revised its disclosure in footnote four of the Registration Statement to specifically state the contingencies that may cause the items in our use of proceeds to change, as per the attached redline.

Principal Stockholders, page 88

3.
We note your revised disclosure in response to comment six of our letter dated May 11, 2011. It is unclear how the shares the sponsor transferred to officers and directors on May 2, 2011 are accounted for in your table. Please provide footnote disclosure to clarify the nature of the amounts held by each officer and director, including the sale of 1 million shares from the sponsor to your officers and directors.

The Company has revised the disclosure in the Principal Stockholders table of the Registration Statement to clarify the transfer of an aggregate of 1 million shares from the sponsor to the Company’s officers and directors, as per the attached redline.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

Rider for use of proceeds
USE OF PROCEEDS
We estimate that the net proceeds of this offering and the private placement will be as set forth in the following table:
	Without Over-Allotment Option		Over-Allotment Option Exercised in Full
Gross proceeds
Proceeds from units offered to the public(1)		$100,000,000		$115,000,000
Proceeds from private placement of placement units		5,000,000		5,000,000
Total gross proceeds		$105,000,000		$120,000,000
Estimated offering expenses(2)
Underwriting discount(3) ~~(represents 2.5% payable at closing of the offering and a 1.5% deferred corporate finance fee which will be held in the trust account until a business transaction is consummated)~~
	$	~~4,000,000~~ 2,500,000	$	~~4,600,000~~ 2,875,000
Deferred corporate finance fee(3)		1,500,000		1,725,000
Legal fees and expenses		250,000		250,000
Printing and engraving expenses		35,000		35,000
Accounting fees and expenses		50,000		50,000
SEC filing fee		31,782		31,782
FINRA filing fee		27,875		27,875
Blue Sky legal and filing fees		40,000		40,000
Miscellaneous expenses		65,343		65,343
Total offering expenses		$4,500,000		$5,100,000
Net proceeds
~~Held in trust for our benefit~~		~~99,500,000~~		~~113,900,000~~
~~Deferred corporate finance fee held in trust~~		~~1,500,000~~		~~1,725,000~~
Total held in trust(3)		$101,000,000		$115,625,000
Not held in trust		1,000,000		1,000,000
Total net proceeds		$102,000,000		$116,625,000
Percentage of public offering proceeds held in trust		101.0%		100.5%

	Amount	Percentage
Use of net proceeds not held in trust and amounts available from interest income earned on the trust account(~~3~~4)(5~~4~~)
Due diligence (excluding accounting and legal due diligence) of prospective target(s)	$100,000	8.5%
Legal and accounting expenses attendant to the due diligence investigations, structuring and negotiations of an initial business transaction	300,000	26%
Legal and accounting fees relating to SEC reporting obligations	150,000	13%
Administrative services and management fee payable to our sponsor (up to $15,000 per month for up to 21 months)(6~~5~~)	315,000	27%
Reserve for liquidation expenses	30,000	3%
Directors’ and Officers’ insurance	165,000	14%
Other miscellaneous expenses	100,000	8.5%
Total	$1,160,000	100%

(1)
Includes amounts payable to public stockholders holding up to 9,300,000 of the shares sold in this offering (or 10,695,000 shares if the underwriters’ over-allotment option is exercised in full) who properly redeem their shares in connection with the consummation of our initial business transaction. Assuming a per share redemption price of $10.10 per share (or approximately $10.05 per share stock if the underwriters’ over-allotment option is exercised in full), $93,930,000 of the proceeds of this offering (or approximately $107,531,250 if the underwriters’ over-allotment option is exercised in full) would be payable to such stockholders.

(2)
A portion of the offering expenses have been funded with the proceeds of promissory notes totaling $100,862, outstanding as of March 3, 2011, from one of our officers. These notes will be repaid out of the proceeds of this offering upon the consummation of this offering.

(3)
The underwriting discount of 2.5% is payable at the closing of the offering and the deferred corporate finance fee of 1.5% is payable upon consummation of our business transaction and will be held in the trust account until consummation of such business transaction.

(~~3~~4)
The amount of net proceeds from this offering not held in trust will remain constant at $1,000,000 even if the over-allotment option is exercised. In addition, there can be released to us from the trust account, interest earned on the funds in the trust account (i) to fund our expenses related to investigating and selecting a target business, negotiating an acquisition agreement and consummating such acquisition and our other working capital requirements and (ii) to pay any amounts we may need to pay our income or other tax obligations. We anticipate that approximately $160,000 (after payment of taxes owed on such interest income) will be available to us, from interest income to be earned on the funds held in the trust account. The estimated interest earned on funds held in the trust account is based on what believe to be a conservative interest rate of 0.15% per annum following this offering generated from the funds which will be invested in United States “government securities,” defined as any Treasury Bills issued by the United States having a maturity of 180 days or less. During the six month period ended February 28, 2011, U.S. Treasury Bills with six month maturities were yielding approximately 0.18% per annum. The 0.15% assumed interest rate has been applied for the purpose of the above calculation because we believe it represents a conservative estimate calculated based on the above described yields. While we cannot assure you the balance of the trust account will be invested to yield these rates, we believe such rates are representative of those we may receive on the balance of the trust account. For purposes of presentation, the full amount available to us is shown as the total amount of net proceeds available to us immediately following the offering.

(~~4~~5)
~~Our actual expenditures for some or all of these items may differ from the amounts set forth herein. For example, w~~The legal and accounting fees relating to SEC reporting obligations and administrative services and management fee payable to our sponsor may differ as a result of us consummating a business transaction prior to the 21 month deadline (as figures in the table assume payment for these line items through the end of the 21 month period.) In the event we incur less expenses as a result of consummating the business combination prior to the end of the 21 month period, we may use amounts allotted for such expenses to pay additional ~~incur greater~~ legal and accounting expenses that we incur ~~than our current estimates~~ in connection with conducting due diligence, negotiating and structuring a business transaction based upon the level of complexity of such business transaction. ~~In the event we identify an acquisition target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. The legal and accounting fees relating to SEC reporting obligations and administrative services and management fee payable to our sponsor may differ as a result of us consummating a business transaction prior to the 21 month deadline (as figures in the table assume payment for these line items through the end of the 21 month period.)~~ We do not anticipate any change in our intended use of proceeds, other than fluctuations among these ~~current~~ categories of allocated expenses~~, which fluctuations if not offset by expenses in any other category, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses.~~ These expenditures assume a 0.15% interest per annum based upon current yield of securities in which the trust account may be invested; however, we cannot provide assurance regarding this amount. To the extent the prevailing interest rate is different than our assumption, our actual expenditures will differ from these estimates.

(~~5~~6)
We have agreed to pay our sponsor, which is controlled by certain of our officers and directors, or an affiliate of our sponsor, $5,000 per-month for office space as well as for certain services, including general and administrative services such as receptionist, secretarial and general office services. We have also agreed to pay our sponsor a management fee of $10,000 per month which will be used by our sponsor to pay our President, Keith Oster, for services. This agreement commences on the date of this prospectus and shall continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) 21 months from the date of this prospectus.

Rider for principal stockholder table

(1)	The business address of each of the beneficial owners is 142 W. 57th Street, 12th Floor, New York, NY 10019.

(2)	Assumes the sale of 500,000 placement units and 4,000,000 initial shares in private placements before the completion of this offering.

(3)
Assumes the underwriters’ over-allotment option has not been exercised and, as a result, 500,000 of the initial shares held by our initial stockholders have been forfeited, which shares will be forfeited by such initial holders proportionately.

(4)
Messrs. Menkes, Oster and Fong are managing members of Empeiria Investors LLC, our sponsor, and have joint voting and dispositive power over our sponsor. As a result, Messrs. Menkes, Oster and Fong may be deemed beneficial owners of 100% of the shares held by our sponsor. However, each of Messrs. Menkes, Oster and Fong disclaims beneficial ownership over shares held by our sponsor except to the extent of his pecuniary interest therein.

(5)
Amounts include shares of common stock beneficially owned by each of these directors and officers through his or her ownership interest in our sponsor and directly, as a result of transfers made by our sponsor to such officers and directors as of May 2, 2011, in the following amounts: 345,000 shares to Mr. Menkes, 135,000 shares to Mr. Oster, 63,000 shares to Mr. Fong, 290,000 shares to Mr. Dion, 132,000 shares to Mr. Mills, 18,000 shares to Mr. Brigman and 17,000 shares to Ms. Kaplan.